UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

IN RE RUSSELL INVESTMENT COMPANY)	Lead C.A. No. 1:13-cv-12631-WGY
SHAREHOLDER LITIGATION)	
)	(Consolidated with No. 1:14-cv-14358-WGY)
)	
)	Judge: Hon. William G. Young
)	
)	FILED ELECTRONICALLY

STIPULATION OF DISMISSAL WITH PREJUDICE

It is hereby stipulated and agreed, by and between undersigned counsel, that the named

Plaintiff, Fred McClure, in the above-captioned action, by his attorneys pursuant to Rule

41(a)(1)(A)(ii) of the Federal Rules of Civil Procedure, hereby voluntarily dismisses the above-

captioned action with prejudice.

Respectfully submitted,

DATED: March 3, 2017   ROBBINS ARROYO LLP

/s/ Stephen J. Oddo

BRIAN J. ROBBINS
FELIPE J. ARROYO (*pro hac vice*)
GEORGE C. AGUILAR (*pro hac vice*)
STEPHEN J. ODDO (*pro hac vice*)
JENNY L. DIXON (*pro hac vice*)
MICHAEL J. NICOUD (*pro hac vice*)
ERIC M. CARRINO (*pro hac vice*)
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991
brobbins@robbinsarroyo.com
farroyo@robbinsarroyo.com
gaguilar@robbinsarroyo.com
soddo@robbinsarroyo.com
jdixon@robbinsarroyo.com
mnicoud@robbinsarroyo.com
ecarrino@robbinsarryo.com

HUTCHINGS, BARSAMIAN, MANDELCORN
  & ZEYTOONIAN, LLP
THEODORE M. HESS-MAHAN (BBO #557109)
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
Telephone: (781) 431-2231
Facsimile: (781) 431-8726
thess-mahan@hutchingsbarsamian.com

ZWERLING, SCHACHTER
  & ZWERLING, LLP
JEFFREY C. ZWERLING (*pro hac vice*)
ROBIN F. ZWERLING (*pro hac vice*)
SUSAN SALVETTI (*pro hac vice*)
ANDREW W. ROBERTSON (*pro hac vice*)
41 Madison Avenue
New York, NY 10010
Telephone: (212) 223-3900
Facsimile: (212) 371-5969
jzwerling@zsz.com
rzwerling@zsz.com
ssalvetti@zsz.com
arobertson@zsz.com

Counsel for Plaintiff Fred McClure

DATED: March 3, 2017   O'CONNOR CARNATHAN AND MACK, LLC

/s/ Sean T. Carnathan
SEAN T. CARNATHAN (#636889)
Landmark One
1 Van De Graaff Drive, Suite 104
Burlington, MA 01803
Telephone: (781) 359-9000
Facsimile: (781) 359-9001
scarnathan@ocmlaw.net

MILBANK, TWEED, HADLEY & MCCLOY
SEAN M. MURPHY (*pro hac vice*)
JAMES G. CAVOLI (*pro hac vice*)
ANDREA G. HOOD (*pro hac vice*)
BRENTON CULPEPPER (*pro hac vice*)
28 Liberty Street
New York, NY 10005
Telephone: (212) 530-5000
Facsimile: (212) 530-5219

- 3 -

smurphy@milbank.com
jcavoli@milbank.com
ahood@milbank.com
bculpepper@milbank.com

MILBANK, TWEED, HADLEY & MCCLOY
ROBERT J. LIUBICIC (*pro hac vice*)
2029 Century Park East, 33rd Floor
Los Angeles, CA 90017
Telephone: (213) 892-4000
Facsimile: (213) 629-5063
rliubicic@milbank.com

*Counsel for Defendants Russell Investment
Management Company and Russell Fund
Services Company*

- 4 -

CERTIFICATE OF SERVICE

I hereby certify that on March 3, 2017 this document was filed through the Court's CM/ECF system and will be sent electronically to the registered participants identified in the Notice of Electronic Filing (NEF).

/s/ Stephen J. Oddo
STEPHEN J. ODDO

UNITED STATES DISTRICT COURT

DISTRICT OF MASSACHUSETTS

FRED MCCLURE,
 	
                          Plaintiff,
      v.
 	
 RUSSELL INVESTMENT MANAGEMENT COMPANY and RUSSELL FUND SERVICES COMPANY,
 	
                     Defendants.
	)
	)
	) Civil Action No. 1:15-cv-14154-WGY
	)
	)
	) Judge: Hon. William G. Young
	)
	) FILED ELECTRONICALLY
	)
	)
	)
	)

STIPULATION OF DISMISSAL WITH PREJUDICE

It is hereby stipulated and agreed, by and between undersigned counsel, that the named Plaintiff, Fred McClure, in the above-captioned action, by his attorneys pursuant to Rule 41(a)(1)(A)(ii) of the Federal Rules of Civil Procedure, hereby voluntarily dismisses the above-captioned action with prejudice.

Respectfully submitted,

DATED: March 3, 2017

ROBBINS ARROYO LLP

/s/ Stephen J. Oddo
BRIAN J. ROBBINS
FELIPE J. ARROYO (*pro hac vice*)
GEORGE C. AGUILAR (*pro hac vice*)
STEPHEN J. ODDO (*pro hac vice*)
JENNY L. DIXON (*pro hac vice*)
600 B Street, Suite 1900
San Diego, CA 92101
Telephone: (619) 525-3990
Facsimile: (619) 525-3991
brobbins@robbinsarroyo.com
farroyo@robbinsarroyo.com
gaguilar@robbinsarroyo.com
soddo@robbinsarroyo.com
jdixon@robbinsarroyo.com

HUTCHINGS, BARSAMIAN, MANDELCORN
  & ZEYTOONIAN, LLP
THEODORE M. HESS-MAHAN (BBO #557109)
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
Telephone: (781) 431-2231
Facsimile: (781) 431-8726
thess-mahan@hutchingsbarsamian.com

ZWERLING, SCHACHTER
  & ZWERLING, LLP
JEFFREY C. ZWERLING (*pro hac vice*)
ROBIN F. ZWERLING (*pro hac vice*)
SUSAN SALVETTI (*pro hac vice*)
ANDREW W. ROBERTSON (*pro hac vice*)
41 Madison Avenue
New York, NY 10010
Telephone: (212) 223-3900
Facsimile: (212) 371-5969
jzwerling@zsz.com
rzwerling@zsz.com
ssalvetti@zsz.com
arobertson@zsz.com

Counsel for Plaintiff Fred McClure

DATED: March 3, 2017   O'CONNOR CARNATHAN AND MACK, LLC

/s/ Sean T. Carnathan
SEAN T. CARNATHAN (#636889)
Landmark One
1 Van De Graaff Drive, Suite 104
Burlington, MA 01803
Telephone: (781) 359-9000
Facsimile: (781) 359-9001
scarnathan@ocmlaw.net

MILBANK, TWEED, HADLEY & MCCLOY
SEAN M. MURPHY (*pro hac vice*)
JAMES G. CAVOLI (*pro hac vice*)
ANDREA G. HOOD (*pro hac vice*)
BRENTON CULPEPPER (*pro hac vice*)
28 Liberty Street
New York, NY 10005
Telephone: (212) 530-5000
Facsimile: (212) 530-5219

- 3 -

smurphy@milbank.com
jcavoli@milbank.com
ahood@milbank.com
bculpepper@milbank.com

MILBANK, TWEED, HADLEY & MCCLOY
ROBERT J. LIUBICIC (*pro hac vice*)
2029 Century Park East, 33rd Floor
Los Angeles, CA 90017
Telephone: (213) 892-4000
Facsimile: (213) 629-5063
rliubicic@milbank.com

*Counsel for Defendants Russell Investment
Management Company and Russell Fund
Services Company*

- 4 -

CERTIFICATE OF SERVICE

I hereby certify that on March 3, 2017 this document was filed through the Court's CM/ECF system and will be sent electronically to the registered participants identified in the Notice of Electronic Filing (NEF).

/s/ Stephen J. Oddo
                      STEPHEN J. ODDO